São Paulo , July 28, 2004

SADIA S.A. (BOVESPA: SDIA4; NYSE: SDA), the Brazilian processed foods, poultry and pork market leader, reported today its earnings for the second quarter of 2004 (2Q04). The Company's operating and financial information, except where indicated otherwise, is presented in thousands of Brazilian reais, based upon consolidated numbers according to corporate legislation. All of the comparisons in this report are with respect to the same period in 2003 (2Q03), except when otherwise specified to the contrary.

“ Sadia ended the second quarter with very positive operating results,” stated Walter Fontana Filho, CEO. “We always seek an appropriate balance between the use of assets and the supply of priority markets in order to improve the generation of value and be a leader in terms of efficiency. In 2Q04, net revenues totaled R$ 1.8 billion, accumulating R$ 3.4 billion for the first half of the year, 27.4% higher than the first half of 2003. Domestically, the growth of sales was assured by the Company’s commercial and logistical structures and its capacity to supply different channels. As of this quarter, we began to see signs of a recovery in demand for consumer goods in the main state capitals, something that for some time had been concentrated outside of the major urban centers. We continued to set export records and to consolidate our presence in new markets. In the poultry segment, despite a reduction of average prices due to the re-establishment of supply to the Asian market, nevertheless better levels were maintained than during 2003. As expected, the increase in the prices of corn and packaging put pressure on costs. Even so, gross margin was 32.4%. Despite regular increases in selling expenses because of higher shipping costs, we achieved an EBITDA margin of 15.5%. Maintaining this level of profitability for the past four quarters has allowed Sadia to review its financial arbitrage strategy, reducing the level of risk in its investments. The recent positive outlook revisions of the Company’s rating by international agencies shows that we have taken the correct path. We are optimistic regarding economic recovery as we enter the second half of the year and we are prepared to satisfy the growing demand for our products. From January to June 2004 we hired 3,041 new employees, compared to a total of 2,248 hires during all the previous year.”

HIGHLIGHTS - R$ THOUSAND

	Jan - Jun 2003	Jan - Jun 2004	Chg.%	2Q03	2Q04	Chg.%
Gross Operating Revenue	2,678,359	3,413,317	27.4%	1,299,630	1,774,625	36.5%
Domestic Market	1,462,537	1,707,251	16.7%	732,845	866,940	18.3%
Export Market	1,215,822	1,706,066	40.3%	566,785	907,685	60.1%
Net Operating Revenue	2,418,522	2,996,537	23.9%	1,164,766	1,588,278	33.8%
Gross Profit	631,773	1,002,182	58.6%	297,175	505,381	70.1%
Gross Margin	26.1%	33.4%	-	25.5%	32.4%	-
EBIT	150,703	400,325	165.6%	71,639	179,427	150.5%
EBIT Margin	6.2%	13.4%	-	6.2%	11.5%	-
Net Income	182,751	198,530%	8.6%	96,901	69,177	-28.6%
EBITDA	215,063	465,233	116.3%	103,599	211,795	104.4%
EBITDA Margin	8.9%	15.5%	-	8.9%	13.6%	-
Exports / Gross Revenue	45.4%	50.0%	-	43.6%	51.1%	-
Net Debt to Equity	46.5%	15.8%
Net Debt to EBITDA*	1.3	0.3	-

                                                                                           *(last 12 months)

GROSS OPERATING REVENUE

Sadia’s gross operating revenue in 2Q04 was R$ 1.77 billion, increasing 36.5% over 2Q03 and 8.3% compared to 1Q04. During the period, the Company continued to achieve increases in volumes on both the domestic as well as the export markets.

The growth of domestic sales, of 18.3% and 3.2% in relation to 2Q03 and 1Q04, respectively, was the result of the Company’s presence outside of the large urban centers, where the decline in income was less accentuated. Meanwhile, a heating up of demand was newly observed in the main capitals.

Export revenues rose 60.1% and 13.7%, compared to 2Q03 and 1Q04, respectively. The main cause for this expansion continues to be market opportunities generated by the bird flu epidemic that mainly affected Asia.

GROSS OPERATING REVENUE - R$ MILLION

TOTAL SALES

GROSS OPERATING REVENUE

PHYSICAL SALES - tons

SALES VALUE - R$ THOUSAND

DOMESTIC MARKET

In a situation in which income and employment levels are beginning to improve, the Company posted a 17.9% increase in sales volumes of its processed product line, whose accumulated share represented 81.6%.

Sales have grown progressively since June 2003. During the quarter, of particular note was improvement to the mix, with recovery in demand for traditional items and renewed consumption of convenience products. Compared to 1Q04, sales of processed products rose 2.1%.

Sales of the line of pork products increased 35.8% over 2Q03 and 24.8% over 1Q04. Sadia took advantage of opportunities generated by a situation of lower supply in the segment due to adjustments made by producers because of export restrictions, introducing special added value pork cuts. In addition, the winter months favor consumption in this segment. Compared to 1Q04, the average price of pork meat on the domestic market rose by 19.7%.

Sadia continued to redirect the major portion of its poultry production to the export market. Since this policy already has been in effect for several years, the impact on poultry sales to the domestic market is increasingly less. In 2Q04, sales volumes declined 0.9% compared to 2Q03, and were 18.5% higher when compared to 1Q04. Even thought, revenues increased 11.3% and 8%, when compared to 2Q03 and 1Q04, respectively.

During 2Q04, the Company continued improving its customer services in all markets. Projects for continuous product replacement reached very high levels of efficiency. In the food service market, the Company continued to develop products that satisfy specific customer requirements and participated in promotional events. Furthermore, it began to export chicken nuggets to the McDonald’s chain in Japan.

The Company introduced 16 products, among which of particular note were a family of risottos with three different flavors (beef with pumpkin, mushroom and parmesan cheese) and new desserts (quindim and Dutch pie).

Besides maintaining a strong presence in the news media as a result of the campaign commemorating its 60 th birthday, the Company also conducted a number of promotional activities in 2Q04. One of the projects during the period was a promotional campaign for “Garfield, the Movie,” which began being exhibited around Brazil in mid-July, because of the well-known predilection of the film’s feline hero for lasagna.

GROSS OPERATING REVENUE - DOMESTIC MARKET

AVERAGE PRICE - DOMESTIC MARKET - R$/KG

EXPORT MARKET

The company set a new export record in 2Q04: the volume sold totaled 212,700 tons. This represents an increase of 42.2% compared to 2Q03 and 17.7% over 1Q04.

The poultry market remained heated up during the period as a result of avian influenza, which mainly continued affecting Asian countries. This line, which represented 78.1% of total exports, saw sales volumes increase by 44.5% and 12.7% compared to 2Q03 and 1Q04, respectively. The re-establishment of supply as result of the entry of new players into the market, coupled with a trend for substituting consumption of poultry for other meat, interrupted a cycle of higher prices seen during 1Q04. Nevertheless, the level remained 20.7% higher than in 2Q03.

In Europe, the conditions of competition remained stable since no restrictions were placed on prepared products from countries that were affected by the avian influenza.

The export volume of processed products rose 93.9% in 2Q04. The 10.5% decline in sales for the same period was a consequence of the intensification of business with new markets in South America and Africa (third markets) and made it possible to increase product volumes that previously had been not very representative in the export mix (sausages, salamis and margarine). Since the unit value of these items are lower than most of the exported processed products, the average price of the segment fell 53.9% compared to 2Q03.

In the pork segment, the increase in the volumes exported represented part of the process for filling the quotas with Russia to which Sadia has a right. The prospects for the second half of the year, however, are for a decline in volumes compared to 2003 in view of the continuance of restrictions.

GROSS OPERATING REVENUE - EXPORT MARKET

AVERAGE PRICE - EXPORT MARKET - R$/KG

EXPORTS BY REGION - REVENUE

OPERATING INCOME

Net operating revenues in 2Q04, of R$ 1.6 billion, were 33.8% higher than the same period in 2003 and 8.3% higher than 1Q04.

Drought affected some corn harvests during the quarter, which delayed planting of the winter crop, increasing uncertainties and putting pressure on grain prices at the beginning of he period. The prices in June 2004 were 10.7% and 10.6% higher compared to June 2003 for corn and for soybeans, respectively. The reversal of expectations and the good prospects for the U.S. soy harvest made it possible to maintain small stocks with prices to be subsequently fixed, keeping average prices practiced in 1S04 lower than what Sadia had budgeted for the period.

Packaging costs came under pressure due to an increase in the price of oil and the devaluation of the currency. The price of plastic resins rose by 7.8% and Kraft paper prices increased 10% between June 2003 and June 2004.

Selling expenses represented 19.4% of net revenues, with an increase of 2.4 percentage points compared to 2Q03. This rise primarily was due to an increase in freight costs. The ratio between administrative expenses and net revenues remained 0.9%, the same proportion as in 2Q03 and 1Q04.

The EBIT in 2Q04, of R$ 179.4 million, was 150.5% higher than in 2Q03 and 18.8% lower than during 1Q04.

EBITDA R$ million

The EBITDA and the EBITDA margin were R$ 211.8 million and 13.6%, respectively, compared to R$ 103.6 million and 8.9% for the same period in 2003. In 1Q04, the EBITDA was R$ 253.4 million and the EBITDA margin was 17.6%.

FINANCIAL INCOME

Net financial result was a negative R$ 126.5 million in 2Q04, compared to a positive result of R$ 71.4 million in 2Q03, a reflection of the divestiture of the major portion of the Brazilian Government foreign debt bonds in the portfolios of offshore investment funds. This non-recurring operation, in the amount of a negative R$ 110 million, was part of the strategy to reduce the exposure of the Company and its subsidiaries to the volatility of these bonds.

Sadia’s funds remain invested in fixed rate assets abroad issued by top tier U.S. and European banks and tied to equally top Brazilian corporate and bank securities, maturing in one to five years time. The credit risks of these assets tend to be minimized in view of the fact that the Company and its subsidiaries have a counterpart with these institutions in terms of its financial liabilities.

EQUITY PICKUP

Equity pickup was R$ 39.7 million, explained mostly by the recognition of the foreign exchange impact on the net equity of the company’s overseas subsidiaries.

NET INCOME

As a consequence of the factors that have been mentioned, net income for 2Q04 was R$ 69.2 million, a decline of 28.6% compared to 2Q03.

Consequently, the Company’s return over equity (ROE) was 4.2%, against 6.9% for the same period the previous year.

For the first half, net income rose by 8.6%, totaling R$ 198.5 million.

Net Income R$ million

CAPITAL STRUCTURE

At the end of 2Q04, Sadia’s net financial debt was R$ 258.2 million, an amount 61.3% less than 2Q03 and 38.9% lower than 1Q04. Net debt represented 15.8% of net equity, versus 46.5% and 26.2% in 2Q03 and 1Q04, respectively. On June 30, the net debt/EBITDA ratio was 0.3, versus 0.5 on December 31, 2003 and 0.4 on March 31, 2004.

NET DEBT TO EQUITY NET DEBT TO EBITDA*

CAPITAL EXPENDITURES

The Company’s capital expenditures in 2Q04 totaled R$ 52.9 million, compared to R$ 29.6 million in 2Q03 and R$ 47.4 million in 1Q04.

Of this amount, 39.7% went to the processed products segment, 36.4% to poultry, 3.1% to the pork area and the rest, 20.8%, was earmarked mainly for information technology.

During 1S04, the Company invested R$ 100.3 million. The forecast for 2004’s capital expenditures is R$ 150 million.

CAPITAL MARKETS AND GENERAL INFORMATION

The Company’s capital stock consists of 683,000,000 shares, of which 257,000,000 are common shares and 426,000,000 are preferred shares.

In 2Q04, the Sadia PN shares declined 2.6% while the Bovespa index fell 4.5%. Throughout the period, 7,412 trades were registered involving 67.4 million of the Company’s preferred shares, with a presence in 100% of the trading sessions.

The average daily financial volume traded during the quarter was R$ 4.4 million, compared to R$ 1.8 million for the same period of 2003, representing 53.4% of the financial volume of the Brazilian food sector companies listed on the Bovespa. The increase in the number of trades and financial volumes were evidence of the market’s recognition of Sadia’s good performance.

FINANCIAL VOLUME STOCKHOLDERS DISTRIBUTION FOOD SECTOR IN BOVESPA 2004 PREFERRED SHARES

The presence of investors in Sadia PN shares remained well distributed with a good level of dispersion between different categories. Of particular note was the presence of foreign shareholders and investment funds, which contributed to an increase in the turnover and liquidity of the shares.

Sadia’s Level II ADRs declined by 6.7% over the quarter, compared to an increase of 0.7% of the Dow Jones index. The average daily volume of Sadia’s ADRs traded on the NYSE in 2Q04 was US$ 227.5 thousand, compared to US$ 55.8 thousand in 2Q03. This amount represented 4.7% of the total value of Sadia PN shares traded during the period.

OTHER EVENTS

SUSTAINABILITY

For a number of years Sadia has been carefully planning how to use key natural materials that are fundamental to its businesses. With the objective of using the Clean Development Mechanism, a flexibility financial instrument defined in the Kyoto Protocol that makes it possible to negotiate Certified Emission Reductions (CERs), the Company established 13 projects in eight production facilities — Paranaguá (PR), Ponta Grossa (PR), Toledo (PR), Uberlândia (MG), Faxinal dos Guedes (SC), Concórdia (SC), Chapecó (SC) and Dois Vizinhos (PR) — that in 10 years will achieve emission reductions of more than 1.5 million tons of carbon dioxide (CO2). The report validation process is currently underway.

The statements contained in this release relating to the outlook for the Company’s business, projection of operating and financial results and with respect to its growth potential, constitute mere forecasts and were based on management’s expectations in relation to the future of the Company. These expectations are highly dependent on market changes, the general economic performance of Brazil, of the industry and the international markets – being therefore subject to change .

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  ANEXO I

  ANEXO II

Quotes (7/27/04): Sadia ON (SDIA3) = R$ 4.10 Sadia PN (SDIA4) = R$ 4.52 Sadia ADR (SDA) = US$ 43.80	Market Capitalization R$ 3.1 billion US$ 1.0 billion

Contacts:
SADIA S.A.
Luiz Murat Jr.
CFO

Phone: (5511) 3649-3465
Fax: (5511) 3649-1785
grm@sadia.com.br
www.sadia.com.br

Sadia IR
Silvia H. M. Pinheiro
Phone 55 11 3649-3197
Henrique Bastos
Phone 55 11 3649-3130

Ligia Montagnani Investor Consultant Tel.: (5511) 3897-6405 ligia.montagnani@thomsonir.com.br
SDIA4